INVEST IN **FLAVOR APP, INC.**

Transforming Dining Out: Discover, Book, and Pay - All in One App





RESTAURANT
DISCOVERY
MADE EASY

Backed by
AngelList
Early Stage Quant Fund

flavorapp.co   San Francisco, CA

Highlights

1 Backed by AngelList Early Stage Quant Fund (LPs: Two Sigma Ventures, Tom Tunguz, Naval Ravikant)

2 Team combines GTM and product development experience from Google, PayPal, AMEX, 500, and YC startups

3 53% week-over-week growth in six-week pilot with zero marketing spend

Featured Investors

 **AngelList Quant Fund**   Follow

The AngelList Early Stage Quant Fund, in partnership with WorldQuant Ventures, leverages proprietary data to systematize investment decisions in early-stage startups, moving away from traditional methods that rely heavily on intuition and networks. angellist.com

"We invested in Flavor App because it ranked in the top percentile for attracting top talent among early-stage startups on AngelList, signaling strong potential and aligning with our investment criteria."



Shahan Akkawi
Syndicate Lead

Follow

Invested $5,000 ⓘ

"My years being in organizing committee's on global events like the Olympics and FIFA World Cup have taught me to spot people who can turn big ideas into reality. That's why I'm backing Flavor App, and more importantly, why I'm investing in Stergios. I've worked with Stergios on high-stakes projects across different countries, and his approach never fails to impress. He has this rare ability to dive into complex challenges, quickly become an expert, and then lead others effectively. I've seen him start from scratch and build something remarkable, time and time again. What sets Stergios apart is how he genuinely connects with people. He has a knack for seeing patterns and opportunities that others miss. This combination of vision and hands-on skill is exactly what a business needs to beat the odds and create real change."

Our Founder



Stergios Dikos CEO, Founder

Curious, honest, and dedicated.

The Dining Dilemma: A $20 Billion Problem

Over 130 million Americans on special diets struggle daily to find suitable dining options. The fragmented dining journey involves multiple apps for discovery, booking, and payment. Users have to sift through menus and restaurant listings to find options that meet their needs, making dining out stressful and time-consuming.

Imagine planning a dinner out, only to find your options limited or unsuitable—this is a daily frustration for millions.

Market Opportunity: Consolidating a Fragmented $20B Market

Targeting a $20 billion market by addressing fragmented restaurant discovery and dining experience. Potential to capture significant market share by consolidating services currently spread across multiple apps like TikTok, Yelp, Google Maps, OpenTable, and Venmo.

Flavor: The Unified Dining Experience

Flavor is at the forefront of simplifying the dining experience from start to finish. Discover restaurants that match your dietary needs, watch video previews of dishes, book tables, order food, and pay—all within one user-friendly platform.

We believe dining out should be as effortless as online shopping. Just as e-commerce revolutionized retail by streamlining product discovery, purchasing, and payment, Flavor aims to do the same for dining. Flavor eliminates common frustrations:

- No more endless scrolling through irrelevant restaurant options

- Say goodbye to back-and-forth texts coordinating with friends

- Forget about deciphering long menus full of dishes you can't eat

- No more awkward bill-splitting or chasing Venmo payments

By consolidating discovery, booking, and payment into one app, Flavor can save users an average of 30 minutes per dining experience. More importantly, it transforms dining out from a potentially stressful process into a seamless, enjoyable experience - just like how Amazon transformed shopping.

Cutting-Edge AI: The Secret Ingredient

At the core of Flavor is our proprietary AI system, specifically engineered for food recommendations. Unlike traditional models, our AI analyzes dishes in detail, precisely matching meals with individual dietary needs and preferences. This results in a uniquely personalized dining experience that typical algorithms can't deliver.

algorithms can't deliver.



Strong Early Momentum: 53% Weekly Growth

Our recent NYC pilot demonstrated the effectiveness and growth potential of Flavor:

- Started with 18 participants and expanded to 208 in just 6 weeks

- 53% week-over-week organic growth through word-of-mouth and zero marketing spend

- Users discovered new, perfectly matched dining options

Key features that resonated with users:

- Personalized restaurant suggestions based on dietary needs

- Video previews of dishes, especially popular with less tech-savvy diners

- Seamless integration of discovery, booking, and payment

Our Experienced Team: Google, PayPal, IBM, NVIDIA

Our team is led by a founder with extensive experience across major tech companies and startups. His background includes:

- Leading multiple products at Google

- Advising Y Combinator and 500 Global startups

- Working on projects for PayPal, AMEX, and Etsy

- Managing family-owned restaurants with 70+ employees

We tap into a network of experts from Google, NVIDIA, and IBM as needed. Our current team specializes in:

- Building consumer apps with millions of daily users

- Developing cutting-edge AI technologies

- Creating intuitive, user-friendly experiences

This combination of big tech expertise, startup agility, and real-world restaurant experience uniquely positions us to transform the dining industry.



Reshaping the Dining Experience: Competitive Edge

In today's fragmented dining ecosystem, Flavor App stands out as the all-in-one solution that diners and restaurants crave. Here's why we're positioned to disrupt the $20 billion restaurant industry:

The Current Landscape: Fragmented and Frustrating

- **OpenTable** excels at reservations but leaves you guessing about the actual dining experience.

- **Google Maps** can get you to a restaurant but can't help you choose the perfect dish.

- **TikTok** offers mouth-watering food videos but no way to act on your cravings.

- Niche players like **Beli App** and **Atmosfy** tackle pieces of the puzzle but miss the bigger picture.

- **Sunday App** and **Toast** focus on payments or management, neglecting the holistic consumer journey.

Flavor App: The All-in-One Solution Diners and Restaurants Are Looking For

1. **All-in-One Platform:** From discovery to payment, we've streamlined the entire dining journey.

2. **AI-Powered Personalization:** Our proprietary algorithm learns your unique food preferences, ensuring each recommendation is tailored just for you.

3. **Visual-First Experience:** Short-form videos bring restaurants to life before you even step inside.

4. **Data-Driven Insights:** Restaurants gain valuable customer intelligence to enhance their offerings and reduce waste.

5. **Cost-Effective Solution:** Competitive processing fees mean more restaurants can join the Flavor revolution.

6. **Privacy at the Core:** We treat your data with the same care as a chef preparing your meal.

Addressing Market Challenges:

Established Players: While OpenTable excels in reservations and Google Maps in navigation, neither offers a comprehensive dining journey. Their specialized focus creates an opportunity for Flavor to provide an integrated solution.

Social Media Integration: Platforms like TikTok offer visual appeal for food content but lack practical features. Flavor combines engaging visual content with actionable tools for discovery, booking, and payment.

Emerging Competition: The rise of niche apps validates the market need. Flavor's advantage lies in our comprehensive approach, combining discovery, booking, and payment in one platform, supported by our proprietary AI technology.

Restaurant Adoption: We've addressed potential resistance through:

1. Competitive processing fees

2. Valuable customer insights that help optimize operations and reduce food waste

3. A proven go-to-market strategy, validated by our successful NYC pilot with 53% week-over-week growth

4. Integration of video menus, which can increase customer engagement and sales by up to 30%

Our all-in-one solution, backed by our specialized AI for food recommendations and restaurant insights, positions Flavor uniquely to address the fragmented dining experience and capture a significant share of this growing market.

Why Flavor App is the Smart Bet

- **Experienced Team:** Our founders bring a perfect blend of tech expertise and culinary passion.

- **Market Timing:** The post-pandemic world is hungry for enhanced dining experiences.

- **Scalable Technology:** Our AI-driven platform improves with every user and every meal.

- **Clear Path to Profitability:** Multiple revenue streams from both diners and restaurants.

- **Defensible Position:** Our integrated approach creates significant barriers to entry for competitors.

Our Promise

We're not just building an app; we're cultivating a community of food lovers, empowering local businesses, and redefining the future of dining out. By investing in Flavor App, you're not just backing a startup – you're joining a movement to make every meal an unforgettable experience.

Recent Testimonials

From prospective restaurant partners:

> *"That thing is the missing piece in our puzzle. How quickly can we have it?"*

The essence of nearly every discussion we've had with prospective customers. Over 1000+ restaurants interested in joining Flavor.

From end-users:

> *"So neat!! It's most definitely a food porn app."—Jocelyn, San*

> *"We need this now! Would save me hours from mindlessly scrolling through food reviews."—Tim, San Francisco*

> *"What a great idea! As a vegan, it's challenging to find suitable food, especially in new cities. This would help immensely."—Vassilis, New York*

> *"Amazing! Such an incredible idea! I always search on Google for a restaurant and instantly check the food images uploaded - honestly, looking forward to having it in NYC."—Lorena, New York*

Thank You!

Thank you for considering being part of Flavor. Together, we can make dining out easier, more inclusive, and fun for everyone, while helping thousands of businesses grow their reach responsibly.

Have more questions?

- FAQ
- **Ask Publicly**
- **Send us an email**

Our Pitch Deck

Follow **this link** to access our deck